## UNITED STATES SECURITIES AND EXCHANGE COMMISSION
### Washington, DC 20549

# FORM 4

### STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

| 1. Name and Address of Reporting Person<br><br>**Barrat, Sherry S.** | 2. Issuer Name **and** Ticker or Trading Symbol<br><br>**FPL Group, Inc. (FPL)** | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) | | | |
|---|---|---|---|---|---|
| | | X | Director | | 10% Owner |
| (Last) (First) (Middle)<br><br>**Northern Trust Bank of California<br>355 South Grand Avenue, Suite 2600** | 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) | 4. Statement for Month/Day/Year<br><br>**January 2, 2003** | | Officer (give title below) | | Other (specify below) |
| | | | 7. Individual or Joint/Group Filing (Check Applicable Line) | | |
| (Street)<br><br>**Los Angeles, CA 90071** | | 5. If Amendment, Date of Original (Month/Day/Year) | X | Form filed by One Reporting Person | |
| (City) (State) (Zip) | | | | Form filed by More than One Reporting Person | |

### Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

| 1. Title of Security | 2. Transaction Date (Month/Day/Year) | 2A. Deemed Execution Date, if any (Month/Day/Year) | 3. Transaction Code | | 4. Securities Acquired (A) or Disposed of (D) | | | 5. Amount of Securities Beneficially Owned Following Reported Transaction(s) | 6. Ownership Form: Direct (D) or Indirect (I) | 7. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | Amount | A or D | Price | | | |
| Common Stock | 1/02/03 | -- | A [(1)] | | 700 | A | -- | 3,200 | D | |
| Common Stock | -- | -- | -- | -- | -- | -- | -- | 1,000 | I | By Sherry S. Barrat IRA Trust |
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| FORM 4 (continued) | | Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities) | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 1. Title of Derivative Security | 2. Conversion or Exercise Price of Derivative Security | 3. Trans-action Date (Month/ Day/ Year) | 3A. Deemed Execu-tion Date, if any (Month/ Day/ Year | 4. Trans-action Code | | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) | | 6. Date Exercisable and Expiration Date (Month/Day/Year) | | 7. Title and Amount of Underlying Securities | | 8. Price of Derivative Security | 9. Number of Derivative Securities Beneficially Owned Following Reported Trans-action(s) | 10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) | 11. Nature of Indirect Beneficial Ownership |
| | | | | Code | V | A | D | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
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Explanation of Responses:

(1)   Restricted stock grant made pursuant to the FPL Group, Inc. Non-Employee Directors Stock Plan.


**DENNIS P. COYLE**
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Signature of Reporting Person

**January 3, 2003**
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Date